UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)*

Aerosonic Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

008015-30-7

(CUSIP Number)

February 19, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)

☑           Rule 13d-1(c)

☐           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 008015-30-7	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bruce J. Stone
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 302,674(1)
	6.	SHARED VOTING POWER N/A
	7.	SOLE DISPOSITIVE POWER 302,674(1)
	8.	SHARED DISPOSITIVE POWER N/A
	9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 302,674(1)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.7%(2)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Of the 302,674 shares of common stock beneficially owned by Bruce J. Stone (“Stone”), 100,000 shares are subject to warrants issued to Stone on May 21, 2009 and 60,000 shares are subject to warrants issued to Stone on February 19, 2010 pursuant to the terms of a loan transaction between the Company and Stone (the “Warrant(s)”), which are eligible to be acquired within 60 days through the exercise of the Warrants.  Each Warrant entitles Stone to purchase one share of common stock. The first tranche of Warrants are exercisable, in whole or in part, at an exercise price equal to $0.64 per share and the second tranche of Warrants are exercisable, in whole or in part, at an exercise price equal to $1.98 per share. The remaining 142,674 shares of common stock are directly owned by Stone.

(2) Based on a total of 3,934,763 shares of common stock outstanding based upon: (i) 3,774,763 shares of common stock outstanding as of April 30, 2012, as reported on the latest Form 10-Q filed by the Company, and (ii) 160,000 shares of common stock issuable upon the exercise of the Warrants.

CUSIP NO. 008015-30-7	Page 3 of 5 Pages

This Amendment No. 1 to Schedule 13G is filed by the undersigned to amend and restate in its entirety the Schedule 13G, dated as of February 19, 2010, with respect to the Common Stock of Aerosonic Corporation.

Item 1(a).	Name of Issuer:

Aerosonic Corporation

Item 1(b).	Address of Issuer's Principal Executive Offices:

1212 North Hercules Avenue

Clearwater, FL  33765

Item 2(a).	Name of Person Filing:

Bruce J. Stone

Item 2(b).	Address of Principal Office or, if none, Residence:

28 Villa Lane

Boynton Beach, FL 33436

Item 2(c).	Citizenship or Place of Organization:

United States of America

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

008015-30-7

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing Is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	☐	Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)	☐	Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

CUSIP NO. 008015-30-7	Page 4 of 5 Pages

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J) ;

(k)	☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount beneficially owned: 302,674, See Footnote 1 on page 2

(b)	Percent of class: 7.7%, See Footnote 2 on page 2

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See Item 5 of cover page

(ii)	Shared power to vote or to direct the vote: See Item 6 of cover page

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of cover page

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of cover page

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 008015-30-7	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 11, 2012

By:
Name: Bruce J. Stone